UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 5)
_____________________
GENTIUM S.P.A.
(Name of Subject Company)
_____________________
GENTIUM S.P.A.
(Names of Persons Filing Statement)
______________________
Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)
______________________

37250B922 (Ordinary Shares, which are not traded on U.S. markets)
37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)
______________________
Dr. Khalid Islam
Chairman & Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
_______________________
With copies to:

Lorenzo A. Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London, E14 5DS, England +44 20 7519 7000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 24, 2013, as amended by those certain Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the SEC on January 10, 2014, January 17, 2014, January 22, 2014, and January 23, 2014, respectively (as amended, the "Statement"), by Gentium S.p.A., a società per azioni organized under the laws of the Republic of Italy (the "Company"). The Statement relates to a tender offer by Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.) ("Purchaser"), a società per azioni organized under the laws of the Republic of Italy and a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland ("Parent"), to purchase all of the outstanding ordinary shares, no par value, of the Company (the "Common Stock"), and the American Depositary Shares, each representing one share of Common Stock (the "ADSs" and, together with the Common Stock, the "Company Shares") at a purchase price of $57.00 per Company Share (without duplication for shares of Common Stock underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Share Form of Acceptance (the "Share Form of Acceptance") and the ADS Letter of Transmittal (together with the Offer to Purchase and the Share Form of Acceptance, each as may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Tender Offer Statement on Schedule TO, dated December 23, 2013 (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the SEC on December 23, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 8.   ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of Item 8:

"Resignation of members of the Company Board and appointment of new directors.

In connection with the transactions contemplated in the Tender Offer Agreement: (i) each of Dr. Khalid Islam, Dr. Laura Ferro, and Ms. Gigliola Bertoglio resigned from his or her office as a member of the Company Board with effect on January 23, 2014; (ii) at a meeting of the Company Board held on January 23, 2014, Parent's designees, Mr. Fintan Keegan, Ms. Suzanne Sawochka Hooper, and Mr. Iain McGill, were appointed to fill the vacancies created by the resignations of Dr. Islam, Dr. Ferro and Ms. Bertoglio, and Mr. Keegan was appointed Chairman of the Company Board; and (iii) each of Dr. Bobby Sandage and Mr. Marco Brughera resigned from his office as a member of the Company Board with effect on January 24, 2014.   In addition, as contemplated by the Tender Offer Agreement, each of Mr. Giorgio Iacobone (Chairman of the Board of Statutory Auditors of the Company), Mr. Carlo Ciardiello and Mr. Augusto Belloni has irrevocably resigned from his office as effective member of the Board of Statutory Auditors of the Company, and each of Mr. Domenico Ferrari and Mr. Oronzo Putignano has irrevocably resigned from his office as alternate member of the Board of Statutory Auditors of the Company, in each case with effect as of the date of the first shareholders' meeting that will be held in order to appoint, among other things, the new members of the Board of Statutory Auditors of the Company. The Tender Offer Agreement also contemplated that Ms. Joyce Bigio would resign as a director of the Company with effect on January 24, 2014. However, Ms. Bigio was subsequently asked by

Parent to remain on the Company Board, and Ms. Bigio rescinded her resignation as a director of the Company on January 23, 2014.

Further, at the meeting of the Company Board held on January 23, 2014, Dr. Islam resigned as Chief Executive Officer of the Company and, in light of the resignation of Dr. Islam as a director and Chief Executive Officer of the Company, the members of the Company Board appointed Mr. Keegan as the managing director and interim Chief Executive Officer of the Company."

ITEM 9.   EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Report to Shareholders (incorporated by reference to Exhibit 2 to the amendment to the report on Form 6-K, previously filed with the SEC on January 24, 2014).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: January 24, 2014